EXHIBIT 99.6

LETTER TO CEO AND BOARD OF DIRECTORS OF NORTECH INCORPORATED

June 24th, 2015

Dear Mr. Wasielewski and the Board of Directors of Nortech Systems Incorporated:

We are concerned shareholders in Nortech Systems Incorporated ("Nortech") eager to see the company achieve its full operational potential.  Unfortunately, Nortech's recent financial results have been disappointing with flat revenues, substandard earnings, and poor working capital management.  The most recent quarter's net income loss casts doubt on Nortech's current strategic and operating direction.  The recent Devicix, LLC  acquisition announcement on June 17, 2015 and the subsequent 8-K filing on June 18, 2015 detailing $7.8MM of total potential acquisition consideration ($5.3MM at closing with $2.5MM in contingent payments) to be paid through incremental debt financing, prompts us to raise some important issues that impacts all shareholders, not just one large shareholder or an incumbent Board of Directors and management team.  Namely, the $7.8MM in consideration represents 60% of Nortech's overall market capitalization. As shareholders, we expect more disclosure of an acquisition of this magnitude. It is your fiduciary responsibility to look out for all shareholders' interests and maximize shareholder value.

Set forth below are financial trends relating to Nortech's last two acquisitions: Trivirex (May 4, 2010) and Winland Electronics' EMS business (January 1, 2011)(the "Acquisitions").

2010	2011	2012	2013	2014	LTM 3/31/2015
Net Sales	$99,820,069	$114,236,411	$106,937,387	$111,058,439	$112,041,650	$112,432,130
Gross Profit	11,430,266	13,343,897	12,394,320	13,115,995	13,333,200	13,125,420
Gross Margin	11.5%	11.7%	11.6%	11.8%	11.9%	11.7%
SG&A Expense	$10,200,075	$11,831,531	$10,933,722	$11,660,960	$12,004,593	$12,234,635
SG&A Expense as a % of Net Sales	10.2%	10.4%	10.2%	10.5%	10.7%	10.9%
Operating Income	$1,230,191	$1,512,366	$1,460,598	$1,455,035	$1,328,607	$890,785
Operating Income Margin	1.2%	1.3%	1.4%	1.3%	1.2%	0.8%
Net Income	$506,766	$1,189,930	$629,438	$787,376	$880,017	$601,073
Net Income Margin	0.5%	1.0%	0.6%	0.7%	0.8%	0.5%
Cash from Operations	$2,559,718	$2,775,636	$2,526,431	$3,112,094	$3,234,993	$2,959,848
Balance Sheet Changes	330,536	(3,649,747)	2,095,186	(2,836,155)	(1,654,163)	(2,142,036)
Net Cash Provided by Operating Activitites	$2,890,254	($874,111)	$4,621,617	$275,939	$1,580,830	$817,812
Purchases of Property and Equipment	(626,630)	(1,270,443)	(4,432,793)	(1,204,681)	(2,187,161)	(2,424,758)
Free Cash Flow	$2,263,624	($2,144,554)	$188,824	($928,742)	($606,331)	($1,606,946)
Line of Credit (Short-Term and Long-Term)	$5,615,121	$9,345,044	$7,923,487	$7,234,983	$7,998,184	$8,942,345
Long-Term Debt (Current and Long-Term)	2,573,078	2,123,127	3,319,004	4,879,090	4,805,341	4,989,133
Total Debt	$8,188,199	$11,468,171	$11,242,491	$12,114,073	$12,803,525	$13,931,478

Source: Nortech public company filings, 10-K, 10-Q, and 8-K; last twelve month ("LTM") calculations are done based on the public filings.

There are a couple of topics which need to be addressed immediately before any additional acquisitions are contemplated.  The first topic is free cash flow.  It appears that since the Acquisitions, Nortech has had problems generating free cash flow.  Free cash flow is the cash a company generates after spending money to maintain or expand its asset base.  The calculation focuses on the day-to-day operations of the company and excludes any cash used for acquisitions, but includes balance sheet fluctuations.  Free cash flow is a good indicator of how well a company is being managed.  Nortech has had negative free cash flow in three out of the last four years and it appears as if this negative trend is accelerating in the LTM period.  Cumulatively from 2011 to 2014, Nortech invested approximately $6.0MM into the balance sheet to fund working capital needs while net sales have declined.  Meanwhile, total debt has increased $4.6MM during the same time period.  The operating cash shortfalls are currently being funded through incremental debt.  The additional debt will eventually hurt shareholders unless the current cash flow trend is reversed.  The current operating course is unacceptable and unsustainable.  The Board needs to take action immediately.  Any new acquisitions only have the potential to make the situation worse as working capital demands increase.

The second area of concern is selling, general and administrative expense ("SG&A").  SG&A expenses have actually grown as a percentage of net sales after the Acquisitions and are the main reason the operating income margin has dropped over time.  As outsiders, it appears that either the Acquisitions were not properly integrated or there is currently excess SG&A expense that is not providing satisfactory results for the shareholders.  This is also potentially a contributing factor to the lack of cash flow generation.  We encourage you to look at ALL expense items to find areas for potential expense reduction.

Finally, we request a shareholder update on the next earning's call on Nortech's current strategic direction, as well as additional details on the Devicix transaction including: Devicix's current year projected EBITDA, expected synergy savings from the transaction, the net sales targets for the contingency payments, and the overall rationale for the transaction.

We look forward to working together to maximize Nortech's results for all shareholders.

Kind Regards,

  /s/ Kyle S. Packer
Kyle S. Packer
(513) 703-9311